UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Oakridge Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

673828208

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 673828208	13D/A	Page 2 of 9

1	Name of Reporting Persons. West Coast Asset Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 648,614
9 Sole Dispositive Power 0
10 Shared Dispositive Power 648,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person 648,614
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 150185106	13D/A	Page 3 of 9

1	Name of Reporting Persons. West Coast Opportunity Fund LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 648,614
9 Sole Dispositive Power 0
10 Shared Dispositive Power 648,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person 648,614
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 150185106	13D/A	Page 4 of 9

1	Name of Reporting Persons. Paul J. Orfalea
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 648,614
9 Sole Dispositive Power 0
10 Shared Dispositive Power 648,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person 648,614
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 150185106	13D/A	Page 5 of 9

1	Name of Reporting Persons. Lance W. Helfert
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 648,614
9 Sole Dispositive Power 0
10 Shared Dispositive Power 648,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person 648,614
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 150185106	13D/A	Page 6 of 9

1	Name of Reporting Persons. R. Atticus Lowe
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 648,614
9 Sole Dispositive Power 0
10 Shared Dispositive Power 648,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person 648,614
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 15.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 150185106	13D/A	Page 7 of 9

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on December 19, 2007 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.04 per share (the “Shares”) of Oakridge Energy, Inc., a Utah corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended and restated as follows:

As of December 31, 2007 the Reporting Persons are deemed to beneficially own an aggregate of 648,614 Shares, as detailed in Item 5. The aggregate purchase price for such shares was $4,585,917.06 (inclusive of brokerage commissions and fees), which amount has come from working capital.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a)	WCOF is the record owner of 648,614 Shares, representing approximately 15.2% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
West Coast Asset Management, Inc.	0	648,614	648,614	15.2%
West Coast Opportunity Fund LLC	0	648,614	648,614	15.2%
Paul J. Orfalea	0	648,614	648,614	15.2%
Lance W. Helfert	0	648,614	648,614	15.2%
R. Atticus Lowe	0	648,614	648,614	15.2%

CUSIP No. 150185106	13D/A	Page 8 of 9

(c)

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)[1]	CURRENCY
West Coast Asset Management, Inc.	12/31/2007	BUY	165,104	7.15	USD
West Coast Asset Management, Inc.	12/31/2007	BUY	1,000	6.78	USD

[1]	Inclusive of brokerage fees and commissions.

CUSIP No. 150185106	13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2008

West Coast Asset Management, Inc.

By:	*
Name:	Lance W. Helfert
Title:	President

West Coast Opportunity Fund LLC

By:	*
Name:	Lance W. Helfert
Title:	President of Managing Member

By:	*
Name:	Paul J. Orfalea

By:	*
Name:	Lance W. Helfert

By:	*
Name:	R. Atticus Lowe

By:	*/s/ Linda Schuman
Name:	Linda Schuman
Title:	Attorney-in-fact

This Schedule 13D/A was executed on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached to the 13D filed on December 19, 2007 as Exhibit 2.